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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Edelbrock Corporation

(Name of Issuer)

Common Stock $0.01 par value

(Title of Class of Securities)

279434104

(Cusip Number)

Jeffrey L. Thompson
Edelbrock Corporation
2700 California Street
Torrance, CA 90503
(310) 781-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 279434104

1.	Name of Reporting Person: O. Victor Edelbrock, Jr.		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,976,458 shares

		8.	Shared Voting Power: 860,557 shares

		9.	Sole Dispositive Power: 1,976,458 shares

		10.	Shared Dispositive Power: 860,557 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,837,015 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 51.4%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 860,557 shares owned by the Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980, 700,282 shares owned by the Vic Edelbrock, Sr. Will Marital Deduction Fund, 618,750 shares owned by the Vic Edelbrock, Sr. Will Residuary Fund, 73,521 shares owned by the Sean Michael Robb Trust, 73,521 shares owned by the Alexander Edelbrock Wilson Trust, 73,521 shares owned by the Courtney Isom Trust, 43,510 shares owned by the Carey Edelbrock Robb Trust, 43,521 shares owned by the Cathleen Edelbrock Trust, 73,510 shares owned by the Christina Edelbrock Wilson Trust, 16,959 shares owned by the Troy Frederick Robb Trust, 16,959 shares owned by the Grant Douglas Robb Trust, 16,959 shares owned by the Brooke Elizabeth Robb Trust, 16,959 shares owned by the Kyle Patrick Robb Trust, 177,548 shares attributable to Mr. Edelbrock’s beneficial interest in Edelbrock Corporation’s 401(k) Retirement Plan and 30,938 shares that Mr. Edelbrock has the right to acquire pursuant to options. Mr. Edelbrock is the sole trustee of the trusts described in the preceding sentence except for the Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980, of which he is co-trustee with his spouse, Nancy Edelbrock. Does not include 398 shares attributable to Mrs. Edelbrock’s beneficial interest in Edelbrock Corporation’s 401(k) Retirement Plan and with respect to which Mr. Edelbrock disclaims beneficial ownership.

CUSIP No. 279434104

1.	Name of Reporting Person: Nancy Edelbrock		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 398 shares

		8.	Shared Voting Power: 860,557 shares

		9.	Sole Dispositive Power: 398 shares

		10.	Shared Dispositive Power: 860,557 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 860,955 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): IN

(2)	Includes 860,557 shares owned by the Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980, of which Mrs. Edelbrock is a co-trustee with her spouse, O. Victor Edelbrock, Jr., and 398 shares attributable to Mrs. Edelbrock’s beneficial interest in Edelbrock Corporation’s 401(k) Retirement Plan. Does not include any shares owned by the Vic Edelbrock, Sr. Will Marital Deduction Fund, the Vic Edelbrock, Sr. Will Residuary Fund, the Sean Michael Robb Trust, the

Alexander Edelbrock Wilson Trust, the Courtney Isom Trust, the Carey Edelbrock Robb Trust, the Cathleen Edelbrock Trust, the Christina Edelbrock Wilson Trust, the Troy Frederick Robb Trust, the Grant Douglas Robb Trust, the Brooke Elizabeth Robb Trust, or the Kyle Patrick Robb Trust. Mr. Edelbrock is the sole trustee of the trusts described in the preceding sentence, and Mrs. Edelbrock disclaims beneficial ownership of all shares that are owned by such trusts. Also does not include any shares attributable to Mr. Edelbrock’s beneficial interest in Edelbrock Corporation’s 401(k) Retirement Plan or any shares that Mr. Edelbrock has the right to acquire pursuant to options that have been granted to him, and with respect to which Mrs. Edelbrock disclaims beneficial ownership.

CUSIP No. 279434104

1.	Name of Reporting Person: The Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 860,557 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 860,557 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 860,557 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): OO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: The Vic Edelbrock, Sr. Will Marital Deduction Fund		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 700,282 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 700,282 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 700,282 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 12.8%

14.	Type of Reporting Person (See Instructions): OO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: The Vic Edelbrock, Sr. Will Residuary Fund		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 618,750 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 618,750 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 618,750 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 11.3%

14.	Type of Reporting Person (See Instructions): OO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: The Sean Michael Robb Trust		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 73,521 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 73,521 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,521 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): OO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: The Alexander Edelbrock Wilson Trust		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 73,521 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 73,521 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,521 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): OO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: The Courtney Isom Trust		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 73,521 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 73,521 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,521 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): OO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: The Carey Edelbrock Robb Trust		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 43,510 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 43,510 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,510 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): Less than 1.0%

14.	Type of Reporting Person (See Instructions): OO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: The Cathleen Edelbrock Trust		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 43,521 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 43,521 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,521 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): Less than 1.0%

14.	Type of Reporting Person (See Instructions): OO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: The Christina Edelbrock Wilson Trust		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 73,510 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 73,510 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,510 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): OO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: The Troy Frederick Robb Trust		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,959 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 16,959 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,959 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): Less than 1.0%

14.	Type of Reporting Person (See Instructions): OO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: The Grant Douglas Robb Trust		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,959 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 16,959 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,959 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): Less than 1.0%

14.	Type of Reporting Person (See Instructions): OO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: The Brooke Elizabeth Robb Trust		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,959 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 16,959 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,959 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): Less than 1.0%

14.	Type of Reporting Person (See Instructions): OO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: The Kyle Patrick Robb Trust		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,959 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 16,959 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,959 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): Less than 1.0%

14.	Type of Reporting Person (See Instructions): OO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: Edelbrock Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only): Not required to be disclosed by Schedule 13D

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP No. 279434104

1.	Name of Reporting Person: Edelbrock Merger Sub, Inc.		I.R.S. Identification Nos. of above persons (entities only): Not required to be disclosed by Schedule 13D

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

(3)	Excludes all shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

Item 1. Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.01 per share, of Edelbrock Corporation, a Delaware corporation, the principal executive offices of which are located at 2700 California Street, Torrance, California 90503.

Item 2. Identity and Background

(a)	Names

     This Schedule 13D is filed by the following persons (collectively referred to herein as the “Reporting Persons” and individually as a “Reporting Person”):

     1. O. Victor Edelbrock, Jr. (“Mr. Edelbrock”);

     2. Nancy Edelbrock (“Mrs. Edelbrock”);

     3. Edelbrock Holdings, Inc., a Delaware corporation;

     4. Edelbrock Merger Sub, Inc., a Delaware corporation; and

     5. The Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980, the Vic Edelbrock, Sr. Will Marital Deduction Fund, the Vic Edelbrock, Sr. Will Residuary Fund, the Sean Michael Robb Trust, the Alexander Edelbrock Wilson Trust, the Courtney Isom Trust, the Carey Edelbrock Robb Trust, the Cathleen Edelbrock Trust, the Christina Edelbrock Wilson Trust, the Troy Frederick Robb Trust, the Grant Douglas Robb Trust, the Brooke Elizabeth Robb Trust, and the Kyle Patrick Robb Trust (collectively referred to herein as the “Trusts” and individually as a “Trust”).

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons have entered into a Joint Filing Agreement dated as of July 14, 2004, a copy of which is filed as Exhibit E to this Schedule 13D, pursuant to which they have agreed to jointly file this Schedule 13D and all amendments hereto.

     Edelbrock Merger Sub, Inc. is a wholly owned subsidiary of Edelbrock Holdings, Inc. O. Victor Edelbrock, Jr. is the sole director and executive officer of Edelbrock Holdings, Inc. and Edelbrock Merger Sub, Inc.

(b)	Addresses

     The principal business address of each Reporting Person is 2700 California Street, Torrance, California 90503.

(c)	Principal Business and Occupations

     Edelbrock Holdings, Inc. and Edelbrock Merger Sub, Inc. were formed for the purpose of acquiring all of the common stock of Edelbrock Corporation in the Merger that is described below in Item 4. Neither Edelbrock Holdings, Inc. nor Edelbrock Merger Sub, Inc. has conducted any business operations.

     The principal purpose of each Trust is to hold shares of Edelbrock Corporation common stock for the benefit of the beneficiaries of the Trust. The principal occupation of Mr. Edelbrock is that of

Chairman of the Board, Chief Executive Officer and President of Edelbrock Corporation, which is a manufacturer and marketer of specialty performance automotive and motorcycle aftermarket parts. The principal occupation of Nancy Edelbrock is that of Treasurer of Edelbrock Corporation.

(d) and (e)	Convictions or Proceedings

     During the last five years, no Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship and Place of Organization

     Edelbrock Holdings, Inc. and Edelbrock Merger Sub, Inc. were formed under the laws of the State of Delaware, and each Trust was formed under the laws of the State of California. Mr. Edelbrock and Mrs. Edelbrock are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Persons intend for the Merger (as defined in Item 4 below) to be financed by (i) Edelbrock Corporation’s available cash and (ii) loan proceeds from Bank of America and City National Bank. Bank of America has delivered to Mr. Edelbrock a letter dated June 25, 2004, and City National Bank has delivered to Mr. Edelbrock a letter dated June 25, 2004, pursuant to which such banks have agreed, subject to the terms and conditions set forth in the letters, to provide up to $53,000,000 of debt financing to be used to pay the Merger consideration and the related Merger expenses and to provide working capital to Edelbrock Corporation. Copies of the two commitment letters are attached as Exhibit D to this Schedule 13D, and the preceding description of the loan commitment letters is qualified in its entirety by reference to such letters which are incorporated herein by reference. The Reporting Persons estimate that the consideration payable to Edelbrock Corporation stockholders in the Merger will be approximately $55,000,000, which excludes expenses and any and all amounts that will be paid to option holders and warrant holders in exchange for the cancellation of their options and warrants.

Item 4. Purpose of the Transaction

     Edelbrock Holdings, Inc., Edelbrock Merger Sub, Inc. and Edelbrock Corporation have executed and delivered an Agreement and Plan of Merger dated as of June 25, 2004 (the “Merger Agreement”). A copy of the Merger Agreement is included as Exhibit A to this Schedule 13D, and the following description of the Merger and the Merger Agreement is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference.

     Pursuant to the Merger Agreement, Edelbrock Merger Sub, Inc. will merge into Edelbrock Corporation, and Edelbrock Corporation will continue in existence as the surviving corporation (the “Merger”). On the effective date of the Merger, (i) all shares of Edelbrock Corporation common stock that are held by Edelbrock Holdings, Inc. or Edelbrock Merger Sub, Inc. will be cancelled, and (ii) every other share of Edelbrock Corporation common stock (excluding shares that are held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive cash Merger consideration of $16.75, without interest. On the effective date of the Merger, each share of Edelbrock Merger Sub, Inc. common stock that is held by Edelbrock Holdings, Inc. will be converted into one share of Edelbrock Corporation common stock.

     On the effective date of the Merger, Edelbrock Corporation will become a wholly owned subsidiary of Edelbrock Holdings, Inc. The Trusts are the only stockholders of Edelbrock Holdings, Inc. and, as a result, will become the indirect beneficial owners of Edelbrock Corporation upon completion of the Merger. Following the Merger, the common stock of Edelbrock Corporation will cease to be registered under the Securities Exchange Act of 1934 and will cease to be traded on the Nasdaq National Market.

     Edelbrock Corporation agreed in the Merger Agreement to use its reasonable efforts to obtain the consent of each holder of a stock option to the cancellation of the option immediately prior to the effective time of the Merger in exchange for a cash payment equal to the product of (i) the total number of shares of Edelbrock Corporation common stock underlying the option and (ii) the excess, if any, of the Merger consideration of $16.75 over the per share exercise price of the option. Mr. Edelbrock holds options to acquire 30,938 shares at an exercise price of $11.36 per share and therefore will receive $166,756 (less withholding taxes) in exchange for the cancellation of his options.

     Mr. Edelbrock, the Trusts and Edelbrock Corporation have executed and delivered a Stockholders Support Agreement dated as of June 25, 2004 (the "Support Agreement”). A copy of the Support Agreement is included as Exhibit C to this Schedule 13D, and the following description of the Support Agreement is qualified in its entirety by reference to the Support Agreement which is incorporated herein by reference.

     As of the date of this Schedule 13D, neither Edelbrock Holdings, Inc. nor Edelbrock Merger Sub, Inc. owns any shares of Edelbrock Corporation common stock. Pursuant to the Support Agreement, Mr. Edelbrock and the Trusts have agreed to contribute at least 2,210,618 shares of Edelbrock Corporation common stock to Edelbrock Holdings, Inc. prior to the effective date of the Merger.

     As of the date of this Schedule 13D, the Reporting Persons collectively own 2,806,475 shares of Edelbrock Corporation common stock, excluding the 30,938 shares that Mr. Edelbrock has the right to acquire upon the exercise of stock options. All shares of Edelbrock Corporation common stock that are not contributed by the Reporting Persons to Edelbrock Holdings, Inc. will be converted in the Merger into the right to receive $16.75 per share in cash.

     The Reporting Persons currently anticipate that they will not contribute to Edelbrock Holdings, Inc. approximately 417,910 shares of Edelbrock Corporation common stock that are held by two or more Trusts and that, as a result, they will receive approximately $7,000,000 of Merger consideration with respect to those shares. In addition, Mr. Edelbrock will receive $2,973,929 of Merger consideration attributable to his interest in 177,548 shares in the company’s 401(k) plan that will not be contributed to Edelbrock Holdings, Inc., and Mrs. Edelbrock will receive $6,667 attributable to her interest in 398 shares in the company’s 401(k) plan that will not be contributed to Edelbrock Holdings, Inc.

     The Reporting Persons also agreed in the Support Agreement (i) to vote their shares of Edelbrock Corporation common stock in favor of the Merger at a special meeting of stockholders that will be held to vote upon the Merger and the Merger Agreement, (ii) if requested by Edelbrock Corporation, to deliver to Edelbrock Corporation proxies to vote their shares at such special meeting of stockholders, and (iii) not to transfer any of their shares prior to the completion of the Merger.

Item 5. Interest in Securities of the Issuer

     The following information is based upon a total of 5,485,392 shares of Edelbrock Corporation common stock outstanding as of May 7, 2004, as described in Edelbrock Corporation’s Quarterly Report on Form 10-Q for the period ended March 25, 2004.

     The Reporting Persons beneficially own the following shares of Edelbrock Corporation common stock:

     (a) Mr. Edelbrock owns 2,837,015 shares, representing 51.4% of the total outstanding shares of common stock, consisting of (i) 1,976,458 shares as to which he has sole voting and dispositive power and (ii) 860,557 shares as to which he shares voting and dispositive power with Mrs. Edelbrock as a co-trustee of the Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980. Of such 1,976,458 shares, (i) 177,548 shares are attributable to Mr. Edelbrock’s interest in Edelbrock Corporation’s 401(k) plan, and (ii) 30,938 shares are shares that Mr. Edelbrock currently has the right to acquire pursuant to stock options.

     Such 1,976,458 shares owned by Mr. Edelbrock also include 700,282 shares owned by the Vic Edelbrock, Sr. Will Marital Deduction Fund, 618,750 shares owned by the Vic Edelbrock, Sr. Will Residuary Fund, 73,521 shares owned by the Sean Michael Robb Trust, 73,521 shares owned by the Alexander Edelbrock Wilson Trust, 73,521 shares owned by the Courtney Isom Trust, 43,510 shares owned by the Carey Edelbrock Robb Trust, 43,521 shares owned by the Cathleen Edelbrock Trust, 73,510 shares owned by the Christina Edelbrock Wilson Trust, 16,959 shares owned by the Troy Frederick Robb Trust, 16,959 shares owned by the Grant Douglas Robb Trust, 16,959 shares owned by the Brooke Elizabeth Robb Trust, and 16,959 shares owned by the Kyle Patrick Robb Trust. Mr. Edelbrock is the sole trustee of the trusts described in the preceding sentence.

     (b) Mrs. Edelbrock owns 860,955 shares, representing 15.7% of the total outstanding shares of common stock, consisting of (i) 398 shares as to which she has sole voting and dispositive power and (ii) 860,557 shares as to which she shares voting and dispositive power with Mr. Edelbrock as a co-trustee of the Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980. All of such 398 shares are attributable to Mrs. Edelbrock’s interest in Edelbrock Corporation’s 401(k) plan.

     (c) The Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980 owns 860,557 shares, representing 15.7% of the total outstanding shares of common stock and as to which the Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980 has sole voting and dispositive power.

     (d) The Vic Edelbrock, Sr. Will Marital Deduction Fund owns 700,282 shares, representing 12.8% of the total outstanding shares of common stock and as to which the Vic Edelbrock, Sr. Will Marital Deduction Fund has sole voting and dispositive power.

     (e) The Vic Edelbrock, Sr. Will Residuary Fund owns 618,750 shares, representing 11.3% of the total outstanding shares of common stock and as to which the Vic Edelbrock, Sr. Will Residuary Fund has sole voting and dispositive power.

     (f) The Sean Michael Robb Trust owns 73,521 shares, representing 1.3% of the total outstanding shares of common stock and as to which the Sean Michael Robb Trust has sole voting and dispositive power.

     (g) The Alexander Edelbrock Wilson Trust owns 73,521 shares, representing 1.3% of the total outstanding shares of common stock and as to which the Alexander Edelbrock Wilson Trust has sole voting and dispositive power.

     (h) The Courtney Isom Trust owns 73,521 shares, representing 1.3% of the total outstanding shares of common stock and as to which the Courtney Isom Trust has sole voting and dispositive power.

     (i) The Carey Edelbrock Robb Trust owns 43,510 shares, representing less than 1.0% of the total outstanding shares of common stock and as to which the Carey Edelbrock Robb Trust has sole voting and dispositive power.

     (j) The Cathleen Edelbrock Trust owns 43,521 shares, representing less than 1.0% of the total outstanding shares of common stock and as to which the Cathleen Edelbrock Trust has sole voting and dispositive power.

     (k) The Christina Edelbrock Wilson Trust owns 73,510 shares, representing 1.3% of the total outstanding shares of common stock and as to which the Christina Edelbrock Wilson Trust has sole voting and dispositive power.

     (l) The Troy Frederick Robb Trust owns 16,959 shares, representing less than 1.0% of the total outstanding shares of common stock and as to which the Troy Frederick Robb Trust has sole voting and dispositive power.

     (m) The Grant Douglas Robb Trust owns 16,959 shares, representing less than 1.0% of the total outstanding shares of common stock and as to which the Grant Douglas Robb Trust has sole voting and dispositive power.

     (n) The Brooke Elizabeth Robb Trust owns 16,959 shares, representing less than 1.0% of the total outstanding shares of common stock and as to which the Brooke Elizabeth Robb Trust has sole voting and dispositive power.

     (o) The Kyle Patrick Robb Trust owns 16,959 shares, representing less than 1.0% of the total outstanding shares of common stock and as to which the Kyle Patrick Robb Trust has sole voting and dispositive power.

     (p) Neither Edelbrock Holdings, Inc. nor Edelbrock Merger Sub, Inc. owns any shares of Edelbrock Corporation common stock.

     As a result of executing the Support Agreement, the Reporting Persons may be deemed to have formed a “group” with each other for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder, and such “group” may be deemed to be the beneficial owner of the shares of Edelbrock Corporation common stock that are beneficially owned by each Reporting Person who is part of such group as reported on this Schedule 13D. However, each Reporting Person disclaims beneficial ownership of all shares of Edelbrock Corporation common stock other than the shares that such Reporting Person owns directly or by virtue of being a trustee of a Trust or a participant in Edelbrock Corporation’s 401(k) plan.

     Except for the transactions that are described in this Schedule 13D, no Reporting Person has effected any transactions in Edelbrock Corporation common stock during the sixty days prior to the date of this Schedule 13D, and no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4 above regarding the Merger Agreement and the Support Agreement.

Item 7. Material to be Filed as Exhibits

     The following documents are included as exhibits to this Schedule 13D:

A.	Agreement and Plan of Merger dated as of June 25, 2004 by and among Edelbrock Holdings, Inc., Edelbrock Merger Sub, Inc. and Edelbrock Corporation (incorporated by reference to Edelbrock Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2004).

B.	Press Release dated June 25, 2004 (incorporated by reference to Edelbrock Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2004).

C.	Stockholders Support Agreement dated as of June 25, 2004 by and among Edelbrock Corporation, O. Victor Edelbrock, Jr., the Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980, the Vic Edelbrock, Sr. Will Marital Deduction Fund, the Vic Edelbrock, Sr. Will Residuary Fund, the Sean Michael Robb Trust, the Alexander Edelbrock Wilson Trust, the Courtney Isom Trust, the Carey Edelbrock Robb Trust, the Cathleen Edelbrock Trust, the Christina Edelbrock Wilson Trust, the Troy Frederick Robb Trust, the Grant Douglas Robb Trust, the Brooke Elizabeth Robb Trust and the Kyle Patrick Robb Trust.

D.	Bank of America loan commitment letter dated June 25, 2004, and City National Bank loan commitment letter dated June 25, 2004.

E.	Joint Filing Agreement dated July 14, 2004.

Signatures

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

July 14, 2004	/s/ O. Victor Edelbrock, Jr.
O. VICTOR EDELBROCK, JR.

July 14, 2004	/s/ Nancy Edelbrock
NANCY EDELBROCK

July 14, 2004	EDELBROCK HOLDINGS, INC.
	By:	/s/ O. Victor Edelbrock, Jr.
O. Victor Edelbrock, Jr.
Chief Executive Officer

July 14, 2004	EDELBROCK MERGER SUB, INC.
	By:	/s/ O. Victor Edelbrock, Jr.
O. Victor Edelbrock, Jr.
Chief Executive Officer

July 14, 2004	THE VIC AND NANCY EDELBROCK INTER VIVOS TRUST DATED DECEMBER 19, 1980
THE VIC EDELBROCK, SR. WILL MARITAL DEDUCTION FUND
THE VIC EDELBROCK, SR. WILL RESIDUARY FUND
THE SEAN MICHAEL ROBB TRUST
THE ALEXANDER EDELBROCK WILSON TRUST
THE COURTNEY ISOM TRUST
THE CAREY EDELBROCK ROBB TRUST
THE CATHLEEN EDELBROCK TRUST
THE CHRISTINA EDELBROCK WILSON TRUST
THE TROY FREDERICK ROBB TRUST
THE GRANT DOUGLAS ROBB TRUST
THE BROOKE ELIZABETH ROBB TRUST
THE KYLE PATRICK ROBB TRUST

	By:	/s/ O. Victor Edelbrock, Jr.
O. Victor Edelbrock, Jr.
Trustee